September 3, 2019

VIA COURIER AND EDGAR

Division of Corporate Finance

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Pennant Group, Inc.

Registration Statement on Form 10-12B

Response dated September 3, 2019

File No. 001-38900

Ladies and Gentlemen:

On behalf of The Pennant Group, Inc. (the “Company” or “Pennant”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated August 29, 2019 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Registration Statement on Form 10 (File No. 001-38900) that was filed on August 19, 2019 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Amendment 2 to Registration Statement on Form 10-12B

Adjusted EBITDAR, page 131

1. Please disclose your rationale for presenting Combined Adjusted EBITDAR for both the most recent interim period and fiscal year, similar to what you told us in your response to comment 1.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages [*] of the Information Statement as follows:

“VALUATION MEASURE:

Combined Adjusted EBITDAR

Combined Adjusted EBITDAR is a financial valuation measure that is not specified in GAAP. We use Combined Adjusted EBITDAR as one measure in determining the value of prospective acquisitions. It is also a commonly used measure by our management, research analysts and investors to compare the enterprise value of different companies in the healthcare industry, without regard to differences in capital structures and leasing arrangements. This measure is not displayed as a performance measure as it excludes rent expense, which is a normal and recurring operating expense. This measure does not reflect our cash requirements for leasing commitments. As such, our presentation of Combined Adjusted EBITDAR should not be construed as a financial performance measure.

We present Combined Adjusted EBITDAR for the most recent interim and annual period, as our business and continuing operations are impacted by seasonal factors and trends. We have experienced and may in the future experience higher revenue in the first and fourth quarters, reflecting seasonal increases in census and patient acuity and the timing of changes in levels of reimbursement from governmental agencies and other third-party payors. Thus, the presentation of Combined Adjusted EBITDAR for the most recent interim and annual period provides the most accurate valuation metrics.

2. We note that in addition to “Segment EBITDAR from Operations,” you intend to present “Adjusted Segment EBITDAR from Operations” and that you believe it would also be considered a GAAP measure. Please explain. Additional segment profit or loss measures that are not calculated in accordance with GAAP may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and Item 10(e) of Regulation S-K. Please consider Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations, provide us with your proposed disclosures of “Adjusted Segment EBITDAR from Operations,” and tell us how you think these measures would comply with the applicable rules.

Response:

The Company respectfully acknowledges the Staff’s comment. Upon additional discussion and analysis, we now intend to present Adjusted Segment EBITDAR from Operations as the GAAP segment measure of profit and loss in accordance with ASC 280. Adjusted Segment EBITDAR from Operations represents the Net Income attributable to the New Venture reportable segments excluding the interest expense; provision for income taxes; depreciation and amortization expense; start-up costs; acquisitions costs; and stock-based compensation expense. General and administrative expenses are not allocated to the reportable segments, accordingly the segment earnings measure reported is before allocation of corporate general and administrative expense.

Beginning in the third quarter, we intend to reflect this GAAP segment measure in the notes to the financial statements as this reflects the change in the primary segment measure of profit and loss that the chief operating decision maker (“CODM”) is now utilizing to review our reportable segments. We also plan to use this measure throughout our Management Discussion and Analysis as a GAAP segment measure for each reportable segment. As a part of our segment footnote, we will include a reconciliation of total Adjusted Segment EBITDAR from Operations for the reportable segments to our Combined Income from Operations. As part of the spin-off, the Company anticipates that we will be incurring debt and related interest expense. Accordingly, beginning in the fourth quarter, we will reconcile our GAAP segment measures to Combined Income before Income Taxes.

For illustrative purposes only, using the second quarter financial information, below is an example of our footnote disclosure that will be incorporated in the third quarter filing. This disclosure will not be presented in the current information statement.

The following table presents certain financial information regarding our reportable segments, general and administrative expenses are not allocated to the reportable segments and are included in “Other” for the six months ended June 30, 2019 and 2018:

	Home Health and Hospice	Senior Living	Other	Total
	(In thousands)
Six Months Ended June 30, 2019
Revenue	96,325	64,316		160,641
Segment Adjusted EBITDAR from Operations (a)	15,374	24,129	(9,479)	30,024
Six Months Ended June 30, 2018
Revenue	81,007	56,761		137,768
Segment Adjusted EBITDAR from Operations (a)	12,463	23,275	(8,059)	27,679

The following table reconciles the total Combined Adjusted EBITDAR from Operations for our reportable segments to Combined Income from Operations:

	Six Months Ended June 30,
	2019	2018
	(In thousands)
Total Combined Segment Adjusted EBITDAR from Operations (a)	$30,024	$27,679
Less: Depreciation and amortization	1,772	1,435
Rent — cost of services	16,830	15,289
Adjustments to Combined Segment EBITDAR from Operations:
Less: Costs at start-up operations (b)	317	36
Share-based compensation expense (c)	1,127	1,177
Acquisition related costs (d)	541	—
Spin-off related transaction costs (e)	4,648	—
Add: Net income attributable to noncontrolling interest	350	370

Combined Income from Operations	$5,139	$10,112

(a)

Adjusted EBITDAR from Operations is Net Income attributable to the New Venture reportable segments excluding the interest expense; provision for income taxes; depreciation and amortization expense; start-up costs; acquisitions costs; and stock-based compensation expense. General and administrative expenses are not allocated to the reportable segments, accordingly the segment earnings measure reported is before allocation of corporate general and administrative expenses. The Company’s CODM uses Adjusted EBITDAR from Operations as the primary measure of profit and loss for the New Venture reportable segments and to compare the performance of its operations with those of its competitors. In order to view the operations performance, the Company excludes from the EBITDAR calculations for the reportable segments the following: 1) costs at start-up operations, 2) share-based compensation expense,3) acquisitions related costs, and 4) transaction costs. Also, the Company’s segment measures may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

(b)	Represents results related to start-up operations. This amount excludes rent, depreciation and amortization expense.
(c)	Share-based compensation expense incurred and included in cost of services.
(d)	Acquisition related costs that are not capitalizable.
(e)	Costs incurred related to the spin-off are included in general and administrative expense.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Daniel H Walker
Daniel H Walker

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Suzanne Snapper

The Ensign Group, Inc.